Exhibit 1

METHANEX CORPORATION

ANNUAL INFORMATION FORM

March 7, 2003

TABLE OF CONTENTS

Reference Information	2
Caution Regarding Forward-Looking Statements	2
The Company	3
Business of the Company	3
Development of the Business and Corporate Strategy	4
Methanol Industry Information	6
Production	10
Methanol Marketing	10
Methanol Distribution and Logistics	11
Natural Gas Supply	11
Foreign Operations and Government Regulation	13
Environmental Matters	14
Insurance	15
Competition	15
Employees	15
Selected Consolidated Financial Information	16
Management’s Discussion and Analysis	16
Market for Securities	16
Directors and Executive Officers	17
Additional Information	20

REFERENCE INFORMATION

      In this Annual Information Form (“AIF”), a reference to the “Company” refers to Methanex Corporation and a reference to “Methanex”, “we”, “us”, “our” and similar words refer to the Company and its subsidiaries or any one of them as the context requires and their respective interests in joint ventures and partnerships.

      The Company uses the US dollar as its reporting currency. Accordingly, unless otherwise indicated, all dollar amounts in this AIF are stated in US dollars.

      In this AIF, unless the context otherwise indicates, all references to “methanol” are to chemical-grade methanol.

      Approximate conversions of certain units of measurement used in this AIF into alternative units of measurement are as follows:

1 tonne	=	2,205 pounds or 1,000 kilograms
1 tonne of methanol	=	332.6 US gallons
1 gigajoule	=	0.948 million British thermal units or approximately 1,000 standard cubic feet of natural gas calculated on a higher heating value basis

      Historical price data and supply and demand statistics for methanol contained in this AIF are derived by the Company from recognized industry reports regularly published by independent consulting and data compilation organizations in the methanol industry, including Chemical Market Associates Inc., DeWitt & Company Incorporated, Petrochemical Consultants International, SRI International, Tecnon (UK) Ltd. and Independent Commodity Information Services.

      Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association, used under license by us.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

      Statements made in this document that are based on our current objectives, expectations, estimates and projections constitute forward-looking statements. Forward-looking statements are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. By their very nature, forward-looking statements involve assumptions, uncertainties and risks that may cause the stated outcome to differ materially from the actual outcome.

      Important factors that can cause anticipated outcomes to differ materially from actual outcomes include but are not limited to worldwide economic conditions; conditions in the methanol and other industries, including the supply of methanol; demand for methanol and its derivatives such as methyl tertiary butyl ether (“MTBE”); actions of competitors; changes in laws or regulations; the ability to implement business strategies, pursue business opportunities and maintain and enhance our competitive advantage; the risks attendant with methanol production and marketing, including operational disruption; risks attendant with carrying out capital expenditure projects including the ability to obtain financing and completing the Atlas and Chile IV projects on time and on budget; availability and price of natural gas feedstock; the commercial acceptance of methanol for use as a fuel in fuel cell applications; foreign exchange risks; raw material and other production costs; transportation costs; the ability to attract and retain qualified personnel; risks associated with investments and operations in multiple jurisdictions; and other risks which we may describe in publicly available documents filed from time to time with securities commissions.

      Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. We cannot guarantee that anticipated outcomes made in forward-looking statements will be realized and we do not undertake to update any forward-looking statements.

THE COMPANY

      The Company was incorporated under the laws of Alberta on March 11, 1968 and was continued under the Canada Business Corporations Act on March 5, 1992. Our head office is located at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia V6C 3M1 (telephone: 604-661-2600).

      The following chart includes the principal operating subsidiaries and partnerships of the Company as of December 31, 2002 and, for each subsidiary or partnership, its place of organization and the Company’s percentage of voting interests beneficially owned or over which control or direction is exercised. The chart also shows our principal production facilities and their locations.

(1)  The Atlas plant is currently under construction.

BUSINESS OF THE COMPANY

      We are the world’s largest producer and marketer of methanol. Methanol is a liquid commodity chemical produced primarily from natural gas and is typically used as a chemical feedstock in the manufacture of other products. Roughly three quarters of all methanol is used in the production of formaldehyde, acetic acid and a variety of other chemicals which form the basis of a large number of chemical derivatives. These derivatives are used in the manufacture of a wide range of products including building materials, foams, resins and plastics. The remainder of methanol demand comes from the fuel sector, principally as a component in the production of MTBE, which is blended with gasoline as a source of octane and as an oxygenate to reduce the amount of tailpipe emissions from motor vehicles. Methanol is also being used on a small scale as a direct fuel for motor vehicles and is actively being considered as a fuel for fuel cells. Due to the diversity of the end products in which methanol is used, methanol demand is influenced by a broad range of economic, industrial and environmental factors.

      We operate methanol production facilities located in Chile, New Zealand and North America and source additional methanol produced by others throughout the world. In a joint venture with BP, we are currently building the world’s largest methanol plant in Trinidad which we expect will commence commercial operation in early 2004. We sell methanol through an extensive global marketing and distribution system. This has enabled us to become the largest supplier of methanol to each of the major international markets of North America, Asia Pacific and Europe as well as Latin America.

      As a result of our worldwide production, marketing and distribution capabilities, we believe we have a competitive advantage as a supplier of methanol to major chemical and petrochemical producers for whom quality of service and reliability of supply are important. We believe we benefit from this competitive advantage through greater stability and security of demand, resulting marketing and transportation synergies, and an improved customer mix.

      The following table shows certain financial and operating data for our operations:

Year ended December 31

(Revenue in millions of US dollars;	2002	2001	2000
Production and Sales Volume in thousands of tonnes)
Revenue	$1,009	$1,149	$1,061
Methanol production	5,691	5,361	6,007
Methanol sales volume
Company-produced product	5,686	5,390	5,815
Purchased product	809	1,280	814
Commission sales(1)	725	720	142

Total methanol sales volume	7,220	7,390	6,771

(1)	Sales of methanol from the 850,000 tonne per year Titan plant in Trinidad. Methanex markets 100% of Titan’s production. The commission income is included in revenues.

     Our operations consist of the production and sale of methanol, which constitutes a single operating segment. See “Selected Consolidated Financial Information – Segmented Information” on page 16.

DEVELOPMENT OF THE BUSINESS AND CORPORATE STRATEGY

      Since the early 1990s, we have expanded our global methanol production and marketing reach and have carried out a strategy designed to enable us to become a low cost producer and preferred supplier in the methanol industry. As a result of this strategy, we have developed a global presence in the methanol industry, allowing us to provide reliable, efficient and cost-effective delivery of methanol from geographically diverse locations to customers in the world’s methanol markets.

      Our primary objective continues to be to maintain and enhance our leadership in the production, marketing and delivery of methanol to our customers. The key elements of our strategy to achieve this objective are:

•	striving at all times to reduce all aspects of our cost structure;

•	maintaining our world leadership in methanol marketing, logistics and sales; and

•	focusing on operational excellence in manufacturing and other key areas of our business.

      Reducing Our Cost Structure. We believe that a low cost structure is critical to maintaining a strong competitive position. The most significant component of our cost structure is natural gas for feedstock and, accordingly, access to low cost natural gas is a critical success factor for our business. In the mid-1990s we began to reduce our operating exposure to the volatile North American natural gas market by shutting down higher cost plants in North America and constructing new facilities with long-term, low cost natural gas supply contracts. We started production at new plants in Chile in 1996 and 1999, representing approximately 2.1 million tonnes of capacity under low cost 20 year natural gas contracts, permanently shut down higher cost plants in Canada in 1997 and 1999 and shut down higher cost plants in Louisiana in 1999 and in Canada in 2001. Initiatives such as these have reduced our North American production from 49% of total production in 1994 to 8% in 2002.

      We continue to take steps to strengthen our position as a low cost global producer. We are currently constructing the 1.7 million tonne per year Atlas methanol plant in Trinidad, a joint venture between BP and us. This project is underpinned by a long term natural gas contract and will serve as a low cost hub to supply the North American and Western European markets. In December 2002, we completed project financing for Atlas. In early 2002, we entered into a new seven year agreement with the natural gas distribution company that services the

Kitimat facility which lowers the firm transportation toll by 50% without limiting the operating flexibility of the Kitimat facility. We are also constructing an 840,000 tonne per year expansion of our methanol production hub in Chile, expected to be completed in early 2005. This expansion has a 20 year natural gas supply contract. At the same time, the gas contracts for the existing Chilean plants were extended as far out as 2029.

      As part of our strategy to maintain our strong position in Asia Pacific we are advancing plans to provide long-term, secure supply to the region. In February 2003, an independent expert redetermined the economically recoverable gas reserves from New Zealand’s Maui gas field. This field is the source of most of the gas used at our New Zealand facilities. While we have always anticipated reduced gas availability from the Maui field over the next few years, the redetermination means that we lose substantially all of our remaining contractual entitlements from the Maui field. In view of this reduction in natural gas entitlements for our New Zealand facilities and uncertainty over our ability to acquire additional gas, new production will be required to underpin our market position in Asia.

      Distribution costs from our plants to major markets are also a significant part of our cost structure. Over the last few years we have taken a number of steps to reduce these costs, in part by seeking to take advantage of our large production hubs. For example, in early 2000, we started using the 100,000 dead weight tonne Millennium Explorer, the world’s largest chemical tanker, to transport methanol from Chile to Europe and the United States, which significantly reduced our logistics costs on these routes. In mid-2000, we completed construction of a terminal in Korea that has allowed us to more efficiently and cost-effectively service our customer base in northeast Asia. We also seek to take advantage of prevailing conditions in the shipping market by varying the type and length of term of our ocean shipping contracts. We are planning to increase the number of in-market terminal storage facilities, particularly in Asia, to further improve the efficiency and cost-effectiveness of servicing our customers. We also look for opportunities to enter into product exchanges to reduce duty and other distribution costs.

      We believe our access to low cost natural gas and our initiatives in reducing our distribution costs have allowed us to be a low cost supplier in the markets we serve.

      Maintaining our world leadership in methanol marketing, logistics and sales. We sell methanol through an extensive global marketing and distribution system. We believe this has enabled us to become the largest supplier of methanol to each of the major international markets of North America, Asia Pacific and Europe, as well as Latin America. In 2000, we acquired Saturn Methanol Company, its rights to market 100% of the output from the 850,000 tonne per year Titan methanol plant located in Trinidad and its 10% interest in the Titan plant. In 2001, we acquired Beacon Group Energy Investment Fund’s right to participate in the Atlas methanol project located adjacent to the Titan plant and an option to purchase Beacon’s 75% interest in the Titan plant. We are currently examining the merits of increasing our interest in the Titan plant. In 2002 we also entered into an agreement to market export volumes from YPF/Repsol’s new 400,000 tonne per year methanol plant in Argentina. This agreement provided us with access to methanol supply for the Atlantic basin following the expiry in the second quarter of 2002 of our agreement to market 500,000 tonnes annually from the CMC Trinidad facility.

      We continue to pursue opportunities that allow us to maintain our market leadership. For example, during 2002 we initiated a posted pricing mechanism from methanol in all major markets which we believe has improved the process of price settlements. We have also launched e-commerce platforms focused on key customer connectivity in North America and Asia Pacific and plan to provide on-line inventory management services, further integrating our distribution network with our customers.

      We have played a role in the consolidation of the methanol industry and have positioned ourselves as the supplier of choice for global methanol producers as they face the decision of producing or purchasing their methanol feedstock requirements. Over the past five years, we have shut down, either permanently or for an indeterminate period, 1.7 million tonnes of our own higher cost capacity. Other producers have also shut down plants, allowing us to gain new customers. For example, in 2000 we entered into long-term arrangements with BP and Sterling Chemicals to supply BP’s methanol needs and exercised our option to idle Sterling’s 450,000 tonne per year methanol plant. In 2000 we also acquired ICI’s methanol assets located primarily in the United Kingdom, including a customer base and logistics infrastructure but excluding the 500,000 tonne per year methanol plant which ICI closed thereafter. In December 2002, we entered into an exclusive agreement with Lyondell Chemical Company to supply their methanol feedstock requirements in North America and Europe. The agreement commenced in January 2003 and will be phased in over time. We will also acquire Lyondell’s methanol customer list and a number of contracts in North America effective January 2004 and obtain certain production rights to its 750,000 tonne per year methanol facility in Texas during 2004.

      We believe that it is important to exhibit manufacturing and technological leadership and to play a role in developing new markets for methanol. We are developing opportunities in natural gas-based technology innovation and fuel cells where methanol is a potential fuel. With Synetix, we constructed a materials demonstration unit to validate proprietary technology for large-scale synthesis gas production. Commercial success of this technology should provide us with a competitive advantage in terms of scale and economics in methanol production and may help facilitate methanol demand growth. We also made an equity investment in Cellex Power Products, a developer and innovator of fuel cell product solutions for use in industrial power applications to better understand this sector where we are seeking opportunities to demonstrate how methanol can be delivered and used in a safe and cost effective manner. Through the California Fuel Cell Partnership we have sponsored the opening of a methanol fuel service station in California and have been involved in the development of a methanol fuelling mechanism.

      Focusing on operational excellence in manufacturing and other key areas of our business. We believe that methanol consumers view reliability of supply as critical to the success of their businesses. In order to differentiate ourselves from our competitors, we strive to be a premier operator in all aspects of our business. Our goal is to build new and efficient plants on time and deliver product to our customers reliably and cost effectively. Through our Responsible Care program we have achieved an excellent overall environmental and safety record at all of our facilities. This reduces the likelihood of unscheduled shutdowns and lost time accidents. Our focus on operational excellence includes both excellence in our manufacturing process and in the leadership of our human resources. By maintaining and improving our plant operating reliability, we believe we have become a preferred supplier of methanol globally.

      Our focus on operating excellence includes excellence in the management of our finances. We operate in a highly competitive cyclical industry. Accordingly, we believe it is important to maintain financial flexibility throughout the methanol industry cycle and we have deliberately adopted a prudent approach to our liquidity. We have similarly established a disciplined approach to capital spending and have set minimum target return criteria for methanol capacity additions and other investments. We are focused on financial discipline and value creation.

METHANOL INDUSTRY INFORMATION

General

      Methanol (chemical formula CH3OH and also known as methyl alcohol) is a clear colorless liquid which is typically used as a chemical feedstock in the manufacture of other products.

      Roughly three-quarters of all methanol is used in the production of formaldehyde, acetic acid and a variety of other chemicals which form the foundation of a large number of chemical derivatives. These derivatives are used in the manufacture of a wide range of products including plywood, particleboard, foams, resins and plastics. The remainder of methanol demand is in the fuel sector, principally as a component in the production of MTBE, which is blended with gasoline as a source of octane(1) and as an oxygenate(2) to reduce the amount of harmful exhaust emissions from motor vehicles. Methanol is also being used on a small scale as a direct fuel.

      Methanol is a typical commodity chemical and the methanol business is characterized by cycles of oversupply resulting in lower prices and idling of capacity, followed by periods of shortage and rising prices as demand catches up and exceeds supply until increased prices lead to new plant investment or the re-start of idled capacity. In addition, the expanding number of different uses for methanol and its derivatives over the last several years has resulted in the methanol market becoming more complex and subject to increasingly diverse influences.

Demand Factors

      Reflecting the diversity of its uses, methanol demand is influenced by a wide range of economic, industrial and environmental factors. The demand for methanol has two primary components: for use in the production of formaldehyde, acetic acid and other chemicals (“chemical derivative demand”) and for the production of MTBE and for use as a fuel (“MTBE and fuel demand”). Historically, chemical derivatives have accounted for the bulk of methanol demand. Because of the importance and relative stability of chemical derivative demand, methanol

(1)	“Octane” is used in broad terms to denote the “octane number” specification commonly associated with gasoline.

(2)	An “oxygenate” contains oxygen and improves the combustion of gasoline in engines, thus reducing emissions.

traditionally had been considered to be a mature commodity. However, in recent years, MTBE demand has become increasingly important and methanol is actively being considered as a fuel for fuel cells.

      Chemical Derivative Demand. Methanol makes up approximately 45% of formaldehyde by weight. The largest use for formaldehyde is as a component of urea-formaldehyde and phenol-formaldehyde resins, which are used as wood adhesives for plywood, particleboard, oriented strand board, medium-density fibreboard and other reconstituted or engineered wood products. There is also demand for formaldehyde as a raw material for engineering plastics and in the manufacture of a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products.

      Methanol makes up approximately 55% of acetic acid by weight. Acetic acid is a chemical intermediate employed principally in the production of vinyl acetate monomer (“VAM”), acetic anhydride, purified terephthalic acid and acetate solvents, which are used in a wide variety of products including adhesives, paper, paints, plastics, resins, solvents, pharmaceuticals and textiles. The acetic acid industry has been benefiting from increasing demand for water-based solvents produced with VAM for use in paints and adhesives due to environmental concerns associated with emissions of volatile organic compounds from other types of solvents.

      As a basic chemical building block, methanol is also used in the manufacture of methylamines, methyl methacrylate and a diverse range of other chemical products, which in turn are ultimately used to make such products as adhesives, coatings, plastics, film, textiles, paint, solvent, paint remover, polyester resins and fibres, explosives, herbicides, pesticides and poultry feed additives. Other end-uses include silicone products and as a substitute for chlorofluorocarbons in aerosol products. Methanol is also used as a de-icer and windshield washer fluid for automobiles and as an antifreeze for pipeline dehydration.

      Reflecting the diversity of methanol’s end-use products, growth in chemical derivative demand is generally linked to economic growth. The use of formaldehyde, acetic acid and other products in the building industry means that building and construction cycles and the level of wood production, housing starts, refurbishments and consumer spending are important factors in determining the level of chemical derivative demand. Demand is also affected by automobile production, durable goods production, industrial investment and environmental and health trends, as well as new product development in the panelboard and plastic packaging industries. Historically, chemical derivative demand for methanol has been relatively insensitive to changes in methanol prices. We believe this demand inelasticity is due to the fact that there are few cost-effective substitutes for methanol-based chemical derivative products and because methanol costs typically account for only a small portion of the value of many of the end products.

      MTBE and Fuel Demand. Methanol makes up approximately 36% of MTBE by weight. MTBE is used primarily as a source of octane and as an oxygenate for gasoline. MTBE was developed as a source of octane when unleaded gasolines were introduced. Over the past several years environmental concerns and legislation have also increased demand for MTBE as an oxygenate in gasoline in order to reduce automobile tailpipe emissions. Worldwide methanol demand for MTBE was approximately 7.6 million tonnes in 2002. Approximately half (3.8 million tonnes) of methanol demand for MTBE was in the United States and 1.3 million tonnes of this demand was for MTBE consumed in California. In the US, MTBE’s value as an oxygenate became the most significant factor in its use. As discussed in more detail below, California and other states in the US, as well as the US federal government, have initiated actions that may limit, or even eliminate, the use of MTBE as a gasoline component in the United States.

      Originally, one of the most important factors in the increased demand for MTBE as an oxygenate in the US arose from the implementation of the 1990 amendments to the United States Clean Air Act (the “Clean Air Act”). The Clean Air Act requires the use of cleaner burning oxygenated gasolines under two programs: the winter-time oxygenated fuel (oxy-fuel) program which was introduced in 1992 and the year-round reformulated gasoline (RFG) program which was introduced in 1995. Both programs were designed to achieve a minimum oxygen content in gasoline. Although ethanol (which is primarily produced from corn in the United States) is also one of the oxygenates approved for use under the Clean Air Act, MTBE quickly became the oxygenate of choice of the refining industry due to its cost, compatibility with the gasoline blending and distribution systems and its availability.

      Gasoline containing MTBE, which is more easily detectable in water than other gasoline components, has leaked into groundwater principally from underground gasoline storage tanks and has been discharged directly into drinking water reservoirs. California and other states in the US, as well as the US federal government, have initiated actions that may limit, or even eliminate, the use of MTBE as a gasoline component in the United States and this is a major issue for our industry. California and New York have both passed legislation banning MTBE effective January 1, 2004. Gasoline producers in California have commenced the process, or have announced their intention, to phase out MTBE. At the US federal government level there have been proposals to ban MTBE, however, to date, no legislation has been passed. We believe it is likely, however, that over time the demand for methanol for MTBE consumed in the United States will be reduced, or possibly eliminated, as a result of these developments. Limiting or eliminating the use of MTBE in gasoline in California or more broadly in the US will reduce demand for MTBE and methanol in the US and negatively impact the viability of MTBE and methanol plants (such as our Fortier facility) in the US

      Elsewhere in the world, MTBE continues to be used as a source of octane, but with growing usage for its clean air benefits. We believe the largest potential for MTBE growth is outside the United States. Our belief is based on the actions being taken around the world to reduce lead, benzene and other aromatics content in gasoline and to improve the emissions performance of vehicles generally. Implementation of clean air standards is continuing in Western Europe and in December 2001, the European Union confirmed the suitability and continued use of MTBE as a fuel component. Demand for MTBE in Asia is also increasing as many countries work towards removing lead and aromatics from gasoline to improve air quality. Also, we believe that the Middle East represents sizeable incremental demand for MTBE.

      We are claiming damages under the provisions of the North American Free Trade Agreement (“NAFTA”) as a result of California’s decision to ban MTBE. In 2002, the NAFTA tribunal issued a preliminary award relating to the jurisdiction of the tribunal to adjudicate the claim and we filed a fresh pleading as requested by the tribunal. The tribunal has not yet published its ruling on the jurisdiction issue. If the tribunal rules that it has jurisdiction to adjudicate the claim, the process will proceed to the merits of the claim. At present, we cannot determine what the final disposition of our NAFTA claim will be.

      Over the longer term, methanol has potential to power fuel cells, an alternative means of generating electrical energy in an environmentally friendly manner that does not use traditional combustion. We are devoting resources to the advancement of new technologies and are supporting the development of infrastructure to supply methanol for use in fuel cells.

Supply Factors

      While a significant amount of new methanol capacity came on-stream from 1998 to 2002, a large number of high cost North American and European producers shut down plants that remain shut down. In addition, the industry has consistently operated significantly below stated capacity, even in periods of high methanol prices and margins, due primarily to shutdowns for planned and unplanned repairs and maintenance.

      Newer methanol plants are generally constructed in remote coastal locations with access to low cost natural gas, although this advantage is sometimes offset by higher distribution costs due to their distance to major markets. There is typically a span of two and one-half to four years to plan and construct a new methanol plant. The only new capacity to start production in 2002 was a 400,000 tonne facility in Argentina owned by YPF/Repsol. We entered into a contract to market all export volume from this plant for approximately two years. Production from our New Zealand facilities is expected to decline from approximately 2.3 million tonnes in 2002 to approximately one million tonnes in 2003 as a consequence of the reduction of our gas entitlements from the New Zealand Maui gas field. (Please refer to page 12 for more information on this matter.) We expect the next increment of capacity to be our 1.7 million tonne Atlas facility in Trinidad which is expected to start commercial production in early 2004. The planned one million tonne NPC methanol facility in Iran is expected to be the second increment of new capacity in 2004.

      Additional methanol supply can potentially become available by re-starting methanol plants whose production has been idled, by carrying out major expansions of existing plants and by debottlenecking existing plants to increase their production capacity. In addition to the idled capacity that we have under our control, we also have certain production rights during 2004 to Lyondell’s 750,000 tonne per year methanol plant in Texas. Typical of most cyclical commodity chemicals, extended periods of relatively high methanol prices encourage construction of new plants and major expansion projects, leading to the possibility of an oversupply in the market.

      With approximately 25% of global methanol market share, we intend to maintain and enhance our strong competitive position in the methanol industry and we continue to look at opportunities to underpin our sales volumes with new low cost methanol production capacity.

Methanol Prices

      Methanol is an internationally traded commodity. Methanol prices have historically been volatile and have been sensitive to overall production capacity relative to demand, the price of natural gas feedstock and general economic conditions. In addition, the price of natural gas in North America impacts the cash production cost of North American methanol producers. Historically, this cost affects the minimum expected methanol selling price in North America.

      The following chart shows methanol contract prices (in US dollars per tonne) in the world’s major methanol markets:

      Methanol prices in the United States, Europe and Asia Pacific have largely tracked each other, though often with leads or lags. In times when prices in different markets diverge, product from offshore suppliers moves into the higher priced market, bringing the prices in different markets back into alignment.

      The majority of methanol sold in the United States is priced with reference to published contract prices to which discounts may be applied. Spot market transactions are widely reported in weekly industry newsletters. The Rotterdam contract price is the main price benchmark for Europe, to which discounts may be applied. As with the US market, spot transactions also occur. The third major market, Asia Pacific, has contract prices which are either based on a formula primarily related to the US and European contract prices or based on regional market conditions. Discounts may be applied and spot transactions also occur.

PRODUCTION

Production Processes

      The methanol manufacturing process typically involves heating natural gas, mixing it with steam and passing it over a nickel catalyst, where the mixture is converted into carbon monoxide, carbon dioxide and hydrogen. This reformed gas (also known as synthesis gas) is then cooled, compressed and passed over a copper-zinc catalyst to produce crude methanol. Crude methanol consists of approximately 80% methanol and 20% water by weight. To produce chemical-grade methanol, crude methanol is distilled to remove water, higher alcohols and other impurities.

Operating Data and Other Information

      We endeavor to operate our production facilities around the world in an optimal manner, by balancing our production with customer demand throughout our global supply chain and by taking advantage of our operating flexibility to switch production to the lowest cost plants to lower our overall delivered cost of methanol. Scheduled shutdowns of plants every three or more years are necessary to change catalysts or perform maintenance activities which cannot otherwise be completed with the plant on-line (a process commonly known as a turnaround) and these shutdowns typically take between three and four weeks. Catalysts generally need to be changed every four years, although there is flexibility to extend catalyst life if market conditions warrant, at the expense of some production efficiency or capacity. Careful planning and scheduling is required to ensure that maintenance and repairs can be carried out during turnarounds. In addition, both scheduled and unscheduled shutdowns may also occur between turnarounds. We prepare a comprehensive eight-year turnaround plan which is updated annually for all of our production facilities.

      The following table sets forth certain operating data and other information for our methanol operations at each of our existing facilities:

		Operating	2002	2001
	Year Built	Capacity(1)	Production	Production

		(tonnes/year)	(tonnes)	(tonnes)
Punta Arenas, Chile
Chile I	1988	925,000	895,049	878,437
Chile II	1996	1,010,000	997,294	840,910
Chile III	1999	1,065,000	1,039,364	1,064,303
Waitara Valley, New Zealand(2)	1983	530,000	466,959	404,901
Motunui, New Zealand(2)	(3)	1,900,000	1,814,418	1,727,428
Kitimat, Canada(4)	1982	500,000	477,897	249,530
Medicine Hat, Canada
Plant 3(5)	1981	470,000	0	195,788
Fortier, United States(6)	1994	570,000	0	0

Total		6,970,000	5,690,981	5,361,297

(1)	Actual operating rates can vary.

(2)	Our ability to operate the New Zealand plants at capacity has been significantly impacted as a consequence of the reduction of our gas entitlements from the Maui gas field. Please refer to page 12 for more information on this matter.

(3)	The facilities at Motunui, New Zealand were constructed between 1990 and 1995.

(4)	Kitimat was temporarily shut down from July 1, 2000 until June 30, 2001.

(5)	Medicine Hat Plant 3 was shut down in June 2001 for an indeterminate period of time.

(6)	Fortier was idled in March 1999.

METHANOL MARKETING

      We sell methanol on a worldwide basis to every major market through an extensive marketing and distribution system with marketing offices in North America (Dallas and Vancouver), Europe (Brussels and Billingham, England), Asia Pacific (Auckland, Shanghai, Tokyo and Seoul) and Latin America (Santiago, Chile).

      We have a three-pronged methanol marketing strategy: to develop and maintain a strong customer base in the methanol markets of North America, Europe, Asia Pacific and Latin America as well as in other markets which are strategically located in relation to our production facilities; to form direct customer relationships rather than sell to methanol traders; and to secure and maintain long-term sales contracts with major end-users.

      We believe our ability to sell methanol from our geographically dispersed, multiple production sites enhances our ability to secure major chemical and petrochemical producers as customers, for whom reliability of supply and quality of service are important. Our network of marketing offices, together with our storage and terminal facilities and worldwide shipping company, also allow us to provide larger customers with multinational sourcing of product and other customized arrangements. As a result of our worldwide production, marketing and distribution capabilities, we are a preferred supplier in the methanol industry and the largest supplier to each of the major international methanol markets.

      We augment our marketing operations by identifying surplus product from other producers and buying in the US and European methanol spot markets. This enables us to service a portion of the contract and spot requirements of our customers when the economics are favorable. We continually evaluate our ability to cost-effectively serve markets from our facilities and we maintain internal flexibility to quickly decide whether to produce or buy methanol. Methanol that is purchased outside of contracted offtake arrangements also provides us the opportunity to build our sales base prior to bringing on our own new capacity.

      Currently, about 90% of our sales are covered by long-term or rolling one-year sales contracts. Pricing formulas under these contracts are generally determined on the basis of posted contract or other market prices at the time of shipment. Sales contracts generally specify a minimum and maximum volume and may include a “meet or release” clause that enables the customer to temporarily suspend the contract if another supplier of methanol offers a more favorable price. No one customer accounted for more than 10% of total revenue in 2002.

      We engage in additional merchant methanol marketing through the purchase of methanol produced by others. We have a long term contract to market the entire output of the 850,000 tonne per year Titan facility in Trinidad and a contract to market, until April 2004, up to approximately 300,000 tonnes annually produced from the Repsol/YPF plant in Argentina. We source additional methanol through the US and European methanol spot markets. Our total annual sales volume of methanol sourced from third parties for resale in 2002 was approximately 1.5 million tonnes compared to approximately 2 million tonnes in 2001.

      Trade in methanol is subject to duty in a number of jurisdictions. See “Foreign Operations and Government Regulation” on page 13 for more information.

METHANOL DISTRIBUTION AND LOGISTICS

      The cost of methanol distribution represents a significant portion of our total costs and is important to our overall profitability. Our facility in Chile supplies customers primarily in Europe and the US and the New Zealand plant primarily supplies customers in Asia Pacific. The Kitimat plant is capable of supplying the Asia Pacific, US and Western Canada markets. The Medicine Hat facility, currently idle, would supply customers in Canada and the US.

      Methanol is pumped from our coastal plants by pipeline to adjacent deep-water ports for shipping. We manage a fleet of time-chartered vessels to ship this methanol. In order to retain optimal flexibility in the management of the fleet, we have entered into short-term and long-term time-charters covering vessels with a range of capacities. We also ship methanol under contracts of affreightment and through spot arrangements. We use larger vessels as key elements in our supply chain to move product from our production facilities to storage facilities located in major ports. We use smaller vessels capable of entering into restricted ports to deliver directly to customers. We also lease or own storage and terminal facilities in the US, Canada, Europe and Asia. In North America and Europe we use barge, rail and, to a lesser extent, truck transport in our delivery system.

NATURAL GAS SUPPLY

General

      Natural gas is the principal feedstock for methanol and accounts for a significant portion of its total production costs. Accordingly, our profitability depends in large part on both the security of supply and the price of natural gas. Part of our long-term strategy has been to secure continuity of gas supply at favorable prices through a combination of long-term contracts and activity in the open market. Since we are able to deliver methanol to our customers from a number of production facilities located throughout the world, dependency on any one source of gas as well as the impact of gas market conditions in any one production region is diminished.

      If, for any reason, we are unable to obtain sufficient natural gas for any of our plants on commercially acceptable terms, we could be forced to curtail production or close such plants.

Chile

      The Chile IV expansion project, approved in 2002, enabled the extension of all current natural gas supply contracts. Natural gas for the Chile I, II and III plants, originally supplied under contracts terminating between 2009 and 2019, now is supplied under contracts terminating between 2025 and 2029. Natural gas for Chile IV will be supplied under contracts expiring in 2025. The majority of the natural gas for the Chilean facilities is supplied from suppliers in Argentina with the remainder supplied by Empresa Nacional del Petroleo de Chile.

      The purchase price of natural gas for the Chilean facilities is based on a minimum US dollar price adjusted by a formula related to prevailing methanol prices. Under the terms of the contracts, the sellers are obligated to supply, and we are obligated to take or pay for, a specified annual quantity of natural gas. We also have an option to purchase up to an additional specified amount each year.

New Zealand

      Natural gas for the Waitara Valley and Motunui plants is sourced primarily from the Maui field, which in 2002 accounted for approximately 70% of our total gas use and 75% of New Zealand’s total production of natural gas.

      We purchase natural gas from the Maui field under contracts with the New Zealand Government and with Contact Energy. Our contractual entitlements to take Maui gas under these contracts are subject to reduction if the Maui gas field reserves are redetermined under the head contract between the owners of the Maui field and the New Zealand Government to a level below a specified quantity (essentially representing the aggregate of current contracted quantities). In December 2001, the owners of the Maui field initiated, in accordance with the contract with the New Zealand Government, a redetermination of the economically recoverable natural gas of the Maui field. In June 2002, the owners of the Maui field, the New Zealand Government and the various downstream gas users, including us, agreed to have an independent expert redetermine the Maui reserves by way of an arbitration process. On February 6, 2003, the independent expert issued his final redetermination report, determining reserves at a level that are substantially lower than the aggregate of contracted quantities under the Maui head contract. The effect of the final report is that we will lose substantially all of our remaining contractual natural gas entitlements from the Maui field. Based on the results of the final report, we have sufficient contracted natural gas entitlements from all sources as at February 6, 2003 to produce a total of approximately 800,000 tonnes of methanol from our New Zealand plants.

      Our remaining gas entitlements are comprised of gas from the McKee, Mangahewa and Kapuni fields, together with a small amount of Maui gas. We continue to seek new supplies of gas to extend the life of the New Zealand plants, however, there can be no assurance that we will be able to secure additional natural gas on commercially acceptable terms.

Canada

      We source natural gas for our Kitimat plant from the gas fields of northeastern British Columbia where substantial volumes of gas are available, a situation that is expected to continue for the foreseeable future. Gas for the Kitimat plant is purchased directly from producers or other marketers under firm, short-term index-priced contracts. British Columbia gas prices are set in a competitive market and are subject to fluctuation.

      Natural gas purchased for the Kitimat plant is transported through pipeline transmission systems operated by Duke Gas Transmission (“Duke”) and its affiliate, Pacific Northern Gas (“PNG”). The PNG pipeline extends from the Duke main line to Kitimat and the gas delivered to the Kitimat plant represents approximately 65% of PNG’s total daily volume in its pipeline system under normal conditions. PNG and Duke are each regulated public utilities whose tolls, rates and tariffs for processing and transporting gas are approved and set by government agencies through a public hearing process. In March 2002 we entered into an agreement with PNG to replace all of the existing contracts with a new take-or-pay contract. The new contract, which became effective in November 2002 and terminates in 2009, establishes fixed transportation rates for the entire term and substantially reduces our natural gas transportation costs for the Kitimat plant. We have an obligation to supply hydrogen until 2011 to Pacific

Ammonia (“PAI”) for a portion of its ammonia facility that is located on the Kitimat plant site. Historically, this hydrogen has been supplied to PAI as a by-product of the methanol production process.

      In June 2001 we shut down the Medicine Hat facility for an indeterminate period. Natural gas for the Medicine Hat facility is sourced from Alberta fields which offer substantial volumes of available gas and may be purchased from various suppliers under contracts with various pricing mechanisms. Quantities may also be purchased on the daily spot market to balance production. Alberta gas prices are set in an intensely competitive market and are subject to fluctuation.

United States

      The Fortier plant, currently idle, is located near the Henry Hub, Louisiana, an area characterized by an abundant supply of natural gas and available gas pipeline transportation. Natural gas transportation is available from a number of pipeline operators at competitive rates. Natural gas is also readily available from a combination of marketers and producers under contracts with various pricing mechanisms. As Henry Hub is a national price reference point, the market is intensely competitive and gas prices can fluctuate widely.

FOREIGN OPERATIONS AND GOVERNMENT REGULATION

General

      Our operations in Canada, the US, Chile, New Zealand, Europe and elsewhere are affected by political developments and by federal, provincial, state and other local laws and regulations. To date, we have been able to substantially comply in all material respects with governmental requirements without incurring significant costs.

      We are subject to risks inherent in foreign operations, including loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection, acts of terrorism and other political risks; risks of increases in duties, taxes and governmental royalties and renegotiation of contracts with governmental entities; as well as changes in laws and policies governing operations of foreign-based companies.

      In addition, because the Company derives a substantial portion of its revenues from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries to the Company may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding tax), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are correct, there can be no assurance that foreign taxing or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.

      Trade in methanol is subject to duty in a number of jurisdictions and is paid by customers or distributors except for New Zealand and Chilean methanol sold in the US where applicable duties are 6.8%. Under the US Generalized System of Preferences, methanol imported into the US from Chile is exempted from duty when certain conditions are met. Chilean methanol is sold into the European Community duty-free. Although we do not currently pay any duties in any other major market to which we export product, there can be no assurance that such duties will not be levied in the future or, in such event, that we would be able to mitigate the impact on our business of such duties through techniques such as physical swaps of methanol which we have used to minimize the impact of duties in the past.

Chile

      Methanex Chile Limited (“Methanex Chile”) is an indirectly wholly owned subsidiary of the Company, owns the Chile I, Chile II and Chile III plants and is currently constructing the Chile IV plant. Chilean foreign investment regulations provide certain benefits and guarantees to companies which enter into a foreign investment contract (“DL 600 Contract”) with the Government of Chile. Methanex Chile has entered into three substantially identical DL 600 Contracts, one for each of the three existing plants.

      Under the DL 600 Contracts, Methanex Chile is authorized to remit from Chile in US dollars or any other freely convertible currency all or part of its profits and, after one year, its equity. Methanex Chile also has the right under the DL 600 Contracts to pay income taxes at a fixed rate of 42% for twenty years. Alternatively, Methanex

Chile can make an irrevocable election to pay income tax at the general applicable rates, currently 35%. As of December 31, 2002, Methanex Chile has not made this election.

      The DL 600 Contracts provide that they cannot be amended or terminated except by written agreement of Methanex Chile.

New Zealand

      The New Zealand Government imposes a levy on the producers of natural gas in New Zealand. This levy applies to gas from the Maui and Kapuni fields at the fixed rate of NZ$0.45 per gigajoule. In line with gas industry practice, our New Zealand gas supply contracts specify that an amount equal to the levy is to be paid by us in addition to the base contract purchase price of gas. Accordingly, if the government were to change the amount of the levy, this would have a direct effect on the gas costs incurred by us.

      The New Zealand Government also has the power to impose constraints on the demand, manufacturing, export and distribution of petroleum products (including methanol). This gives the government power to deal with a petroleum supply shortage or strategic need upon a basis similar to laws enacted in a number of countries during the oil shortages of the 1970s and early 1980s. Accordingly, the government’s powers to intervene in the oil and gas industry are broad and override contractual and other private sector arrangements.

      New Zealand enacted legislation in 1986 to safeguard claims by Maori tribes (the indigenous people of New Zealand) against lands previously owned by state-owned enterprises and subsequently privatized. The land on which certain parts of the infrastructure for the Waitara Valley and Motunui plants are located (for example, a tank farm and various pipelines and pipeline valve and mixing stations) are subject to this legislation. There is a possibility that the tribunal which deals with Maori land claims could recommend the return of such land to Maori ownership. The New Zealand Government would be required to comply with such a recommendation, subject to payment of compensation to the affected owner. We believe that, subject to receiving adequate compensation, such a forced divestment would not likely have a material adverse effect on our operations or financial condition. The land upon which the Waitara Valley and Motunui plants are located and the surrounding buffer zones of farmland owned by us are not subject to such forced divestment procedures.

      We are not subject to any exchange control or other governmental restrictions relating to the movement of money into or out of New Zealand.

ENVIRONMENTAL MATTERS

      Canada, the US, Chile, New Zealand and other countries in which we store or transport methanol all have laws governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws governing the import, export, use, discharge, storage, disposal and transportation of hazardous substances. The substances we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with these laws and regulations may give rise to work orders, fines, injunctions, civil liability and criminal sanctions.

      As a result of periodic external and internal audits, we believe that we are currently in substantial compliance in all material respects with all existing environmental, health and safety laws and regulations to which our operations are subject. Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose us to liability for the conduct of, or conditions caused by others, or for our own acts which complied with law at the time such acts were performed. To date, environmental laws and regulations have not had a material adverse effect on us. However, the ongoing operations of petrochemical manufacturing plants entail risks in this area and there can be no assurance that material costs or liabilities will not be incurred.

      As a member of the Canadian Chemical Producers’ Association in Canada, the American Chemistry Council in the US, ASIQUIM (Asociacion Gremial de Industriales Quimicos de Chile) in Chile and the Chemical Industry Council in New Zealand, we are committed to the ethics and principles of Responsible Care. Accordingly, we have established policies, systems and procedures to promote and encourage the responsible development, introduction, manufacture, transportation, storage, handling, distribution, use and ultimate disposal of chemicals and chemical products so as to minimize adverse effects on human health and well-being, the environment and the communities in which we operate.

INSURANCE

      The majority of our revenues are derived from the sale of methanol produced at our plants. Our business is subject to the normal hazards of methanol production operations that could result in damage to our plants. Under certain conditions, prolonged shutdowns of plants due to unforeseen equipment breakdowns, interruptions in the supply of natural gas, power failures, loss of port facilities or any other event, including any event of force majeure, could materially adversely affect our revenues and operating income. We maintain insurance, including business interruption insurance, that we consider to be adequate under the circumstances. However, there can be no assurance that we will not incur losses beyond the limits or outside the coverage of such insurance. From time to time, various types of insurance for companies in the chemical and petrochemical industries have been very expensive or, in some cases, unavailable. There can be no assurance that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.

COMPETITION

      The methanol industry is highly competitive. Competition is based primarily on price and reliability of supply. The relative cost and availability of natural gas and the efficiency of production facilities are also important competitive factors. Because of our ability to service our customers globally, the reliability and cost-effectiveness of our distribution system and the enhanced service we provide our customers, we believe we are well positioned to compete in each of the major international methanol markets.

EMPLOYEES

      As of December 31, 2002, we had 824 employees. Other than certain of the maintenance workers at our New Zealand facilities, none of our employees is unionized. We believe that relations with our employees are good.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Three-Year Summary

(Millions of US dollars except per share amounts)

	Year ended December 31

	2002	2001	2000

STATEMENTS OF INCOME DATA
Revenue	1,009	1,149	$1,061
Net income (loss)	26	71	145
Basic and fully diluted net income (loss) per share	0.21	0.46	0.85
BALANCE SHEET DATA
Total assets	1,819	1,693	1,804
Long-term debt, including current portion(1)	547	399	399

(1)	$250 million of the long-term debt is due August 15, 2005. Another $200 million is due August 15, 2012.

Segmented Information

(Millions of US dollars)

		United		Other		Latin
	Canada	States	Japan	Asia	Europe	America	Total

REVENUE
2002	$39.6	$300.2	$127.1	$240.4	$225.1	$76.4	$1,008.8
2001	$70.9	$375.1	$139.4	$219.7	$261.7	$82.2	$1,149.0

		United	New
	Canada	States	Zealand	Chile	Trinidad	Other	Total

PROPERTY, PLANT & EQUIPMENT
2002	$72.2	—	$98.8	$612.6	$161.8	$34.5	$979.9
2001	$79.5	$115.5	$128.8	$629.8	$63.1	$15.0	$1,031.7

Dividends

      Under a covenant set out in the indenture to the 7.75% notes due August 15, 2005, the Company can pay cash dividends or make other shareholder distributions to the extent that shareholders’ equity is equal to or greater than $850 million, after giving effect to such distribution. The Company can also declare and pay up to $30 million of dividends in any twelve-month period while shareholders’ equity is less than $850 million. In July 2002 we commenced paying a quarterly dividend of $0.05 per share to shareholders. In addition, the Board periodically considers other forms of distributions when general business conditions, financial results, capital requirements and other relevant factors warrant. In January 2003 we declared a special dividend of $0.25 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS

      Management’s Discussion and Analysis which appears on pages 41 to 56 of our 2002 Annual Report is incorporated herein by reference.

MARKET FOR SECURITIES

      Our Common Shares are listed on the Toronto Stock Exchange in Canada (trading symbol: MX) and are quoted through the Nasdaq National Market in the US (trading symbol: MEOH).

DIRECTORS AND EXECUTIVE OFFICERS

      The following sets forth the names and municipalities of residence of the directors and executive officers of the Company, the offices held by them in the Company, their current principal occupations, their principal occupations during the last five years and, in the case of the directors, the month and year in which they became directors:

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During Last Five Years	Director Since

CHOQUETTE, PIERRE Vancouver, British Columbia	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company since October 1994.	October 1994
FINDLAY, ROBERT B.(2)(3)(5) West Vancouver, British Columbia	Director	Corporate Director. Prior to October 1997 was President and Chief Executive Officer of MacMillan Bloedel Limited.	July 1994
GREGSON, BRIAN D.(1)(5) Vancouver, British Columbia	Director	Corporate Director. Prior to July 1995 was Chairman of Barbican Properties Inc.	July 1994
LAWRENCE, R.J. (JACK)(1)(2)(3) Toronto, Ontario	Director	Chairman of Lawrence & Company Inc. since November 1995.	January 1995
LIPTON, JEFFREY M.(2)(3)(4) Pittsburgh, Pennsylvania	Chairman of the Board and Director	President and Chief Executive Officer of NOVA(6) since July 1998; prior thereto President of NOVA since September 1994.	February 1994
MORTON, DAVID(2)(3)(4) Westmount, Quebec	Director	Corporate Director. Chairman of Alcan Aluminium Limited from 1989 to 1995.	January 1995
PAPPAS, CHRISTOPHER D.(5) Pittsburgh, Pennsylvania	Director	Senior Vice President and President, Styrenics of NOVA since July 2000; prior thereto President and Chief Executive Officer of Paint and Coatings.com since March 2000; prior thereto Commercial Vice President, Ethylene Elastomers and Vice President Americas of Dupont Dow Elastomers, Inc. since October 1998; prior thereto Vice President, Ethylene Elastomers, Dupont Dow Elastomers, Inc. since November 1995.	March 2002
POOLE, A. TERENCE(1) Pittsburgh, Pennsylvania	Director	Executive Vice President, Corporate Strategy and Development of NOVA since May 2000; prior thereto Executive Vice President, Finance and Strategy of NOVA since July 1998; prior thereto Senior Vice President and Chief Financial Officer of NOVA since 1994.	February 1994

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During Last Five Years	Director Since

SWEENEY, GRAHAM D.(1)(5) Sarnia, Ontario	Director	Corporate Director. Prior to October 1995 was President and Chief Executive Officer of Dow Chemical Canada Inc.	July 1994
WEXLER, ANNE L.(2)(3)(4) Washington, D.C.	Director	Chairman of the Executive Committee of Wexler & Walker Public Policy Associates (formerly The Wexler Group) since January 2000; prior thereto Chairman and Chief Executive Officer of The Wexler Group since 1981.	January 2001

(1)	Member of the Audit, Finance and Risk Committee.

(2)	Member of the Corporate Governance Committee.

(3)	Member of the Human Resources Committee.

(4)	Member of the Public Policy Committee.

(5)	Member of the Responsible Care Committee.

(6)	NOVA means NOVA Chemicals Corporation or any of its predecessor companies. NOVA is a commodity chemical company producing styrenics and olefins/ polyolefins with manufacturing facilities located in North America and Europe.

AITKEN, BRUCE Auckland, New Zealand	Senior Vice President, Asia Pacific	Senior Vice President, Asia Pacific of the Company and Managing Director of Methanex New Zealand Limited since September 1999; prior thereto Vice President, Asia Pacific of the Company and Managing Director of Methanex New Zealand Limited since December 1997; prior thereto Marketing Director of Methanex New Zealand Limited since December 1995.
CAMERON, IAN Vancouver, British Columbia	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance and Chief Financial Officer of the Company since January 1, 2003; prior thereto Vice President, Finance of the Company since September 1999; prior there to Corporate Controller of the Company since August 1993.
COLE, ALLAN S. Vancouver, British Columbia	Senior Vice President	Senior Vice President of the Company since January 1, 2003; prior thereto Senior Vice President, Finance and Chief Financial Officer of the Company since September 1999; prior thereto Vice President, Finance and Chief Financial Officer of the Company since August 1997.
DUFFY, GERRY F. Vancouver, British Columbia	Senior Vice President, Global Marketing and Logistics	Senior Vice President, Global Marketing and Logistics of the Company since September 2000; prior thereto Vice President, Global Marketing of the Company since September 1999; prior thereto Marketing Director, Asia Pacific of Methanex New Zealand Limited since April 1998; prior thereto Manager, Supply Chain of the Company since September 1997; prior thereto an independent consultant since August 1996.

EMMERTON, W. JAMES South Surrey, British Columbia	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development of the Company since October 2002; prior thereto Senior Vice President, Corporate Development and General Counsel of the Company since June 2000; prior thereto Senior Vice President, General Counsel and Corporate Secretary of the Company since September 1999; prior thereto Vice President, General Counsel and Corporate Secretary of the Company since March 1997.
GORDON, JOHN K. Vancouver, British Columbia	Senior Vice President, Corporate Resources	Senior Vice President, Corporate Resources of the Company since September 1999; prior thereto Vice President, Corporate Resources of the Company since September 1998; prior thereto Vice President, Human Resources and Corporate Affairs of the Company since August 1996.
KRAUSE, RODOLFO L. Santiago, Chile	Senior Vice President, Latin America and Global Manufacturing	Senior Vice President, Latin America and Global Manufacturing of the Company since September 1999 and General Manager, Methanex Chile Limited; prior thereto Vice President, Latin America and Global Manufacturing of the Company and General Manager, Methanex Chile Limited since May 1998; prior thereto Vice President, Latin America of the Company and General Manager, Methanex Chile Limited.
MACDONALD, MICHAEL G. Vancouver, British Columbia	Senior Vice President, Technology	Senior Vice President, Technology of the Company since October 2002; prior thereto Vice President, Planning and Strategic Development of the Company since September 1999; prior thereto Director, Investor Relations and Corporate Communications of the Company since October 1997.
MILNER, RANDY M. Vancouver, British Columbia	Senior Vice President, General Counsel and Corporate Secretary	Senior Vice President, General Counsel and Corporate Secretary of the Company since October 2002; prior thereto Assistant General Counsel and Corporate Secretary of the Company since June 2000; prior thereto Corporate Counsel and Assistant Corporate Secretary of the Company since March 1998; prior thereto Corporate Counsel of the Company since October 1995.

      As at December 31, 2002, the directors and executive officers of the Company owned, directly or indirectly, or exercised control of or direction over, less than 1% of the outstanding Common Shares of the Company.

ADDITIONAL INFORMATION

      The Company will provide to any person or company, upon request to the Corporate Secretary of the Company:

(a)	when the securities of the Company are in the course of a distribution under a preliminary short-form prospectus or a short-form prospectus,

(i)	one copy of this AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this AIF;

(ii)	one copy of the comparative financial statements of the Company for the year ended December 31, 2002 together with the accompanying report of the auditors and one copy of any interim financial statements of the Company subsequent to the financial statements for the year ended December 31, 2002;

(iii)	one copy of the Information Circular of the Company dated March 7, 2003 for the Annual General Meeting of the Company to be held on May 22, 2003; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short-form prospectus or the short-form prospectus and are not required to be provided under (i) to (iii) above; or

(b)	at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

      Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Information Circular dated March 7, 2003 for the Annual General Meeting of the Company to be held on May 22, 2003. Additional financial information is provided in the consolidated financial statements of the Company for the year ended December 31, 2002. Copies of these documents may be obtained upon request from:

Methanex Corporation Randy Milner Senior Vice President, General Counsel and Corporate Secretary 1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia V6C 3M1
Telephone:	604 661 2600
Facsimile:	604 661 2602
E-mail:	rmilner@methanex.com